UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number: 001-33464

LDK SOLAR CO., LTD.

(Translation of registrant’s name into English)

Hi-Tech Industrial Park

Xinyu City

Jiangxi Province 338032

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Announces Investment in Sunways AG

We, LDK Solar Co., Ltd., through our wholly owned subsidiary, LDK Solar Germany Holding GmbH, have entered into an investment agreement, dated December 31, 2011, with Sunways AG, a German stock corporation with its shares listed on the Frankfurt Stock Exchange, to acquire approximately 33% of Sunways’ increased share capital following a capital increase from its authorized capital.

In the capital increase, we will subscribe for a total of 5.79 million new shares of Sunways to be issued against a cash contribution and contributions in kind. The issue amount of the shares to be granted against the cash contribution amounts to a total of €2,201,805.50. We also intend to submit to the Sunways shareholders a public takeover offer for all outstanding shares in the company. Subject to the approval of the offer’s publication by the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht – BaFin), the takeover offer is expected to be published in late January 2012. Under this offer, a cash consideration of €1.90 per share is to be offered to the Sunways shareholders. Both the capital increase and the completion of the takeover offer must be formally cleared by the Federal Cartel Office (Bundeskartellamt). Following the clearance under the cartel law, the completion of the offer is currently expected to occur in the first quarter of 2012.

By way of the capital increase against contributions in kind, Sunways will acquire the indirect ownership of a company based in China. Through this China-based subsidiary, Sunways will have access to our module production plants in China for the further joint development of high-performance solar modules cost-effectively.

As a part of the arrangements under the investment agreement signed on December 31, 2011, Sunways and we have also agreed to terminate the formerly existing long-term contract for the supply of wafers by us to Sunways. The wafer supply contract will, however, be reinstated if the capital increase should fail to be registered with the relevant German governmental authorities by June 30, 2012.

We, despite our investment in Sunways and the takeover offer, have no intention to cause any delisting of Sunways shares from the Frankfurt Stock exchange or any other trading forum. Neither do we intend to interfere with the Sunways brand.

Our press release issued on January 3, 2012 is attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.

By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: January 3, 2012

Exhibit 99.1

LDK Solar Announces Investment in Sunways AG

Xinyu City, China, and Sunnyvale, California, January 3, 2012 – LDK Solar Co., Ltd. (“LDK Solar”; NYSE: LDK) today announced that it, through its wholly owned subsidiary, LDK Solar Germany Holding GmbH, has entered into an investment agreement, dated December 31, 2011, with Sunways AG, a German stock corporation with its shares listed on the Frankfurt Stock Exchange, to acquire approximately 33% of Sunways’ increased share capital following a capital increase from its authorized capital.

In the capital increase, LDK Solar will subscribe for a total of 5.79 million new shares of Sunways to be issued against a cash contribution and contributions in kind. The issue amount of the shares to be granted against the cash contribution amounts to a total of €2,201,805.50. Simultaneously, LDK Solar has announced its intention to submit to the Sunways shareholders a public takeover offer for all outstanding shares in the company. Subject to the approval of the offer’s publication by the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht – BaFin), the takeover offer is expected to be published in late January 2012. Under this offer, a cash consideration of €1.90 per share is to be offered to the Sunways shareholders. Both the capital increase as well as the completion of the takeover offer must be formally cleared by the Federal Cartel Office (Bundeskartellamt). Following the clearance under the cartel law, the completion of the offer is currently expected to occur in the first quarter of 2012.

By way of the capital increase against contributions in kind, Sunways will acquire the indirect ownership of a company based in China. Through this China-based subsidiary, Sunways will have access to LDK Solar’s module production plants in China for the further joint development of high-performance solar modules cost-effectively.

As a part of the arrangements under the investment agreement signed on December 31, 2011, Sunways and LDK Solar have also agreed to terminate the formerly existing long-term contract for the supply of wafers by LDK Solar to Sunways. The wafer supply contract will, however, be reinstated if the capital increase should fail to be registered with the relevant German governmental authorities by June 30, 2012.

LDK Solar, despite its investment in Sunways and the takeover offer, has no intention to cause any delisting of Sunways shares from the Frankfurt Stock exchange or any other trading forum. Neither does LDK Solar intend to interfere with the Sunways brand.

Xiaofeng Peng, Chairman, CEO and founder of LDK Solar is convinced of the prospect of a successful cooperation between LDK Solar and Sunways. “We are investing in Sunways because we are convinced of the synergies of our two companies in light of our and Sunways’ products and business models. We also believe in the market potential of the Sunways brand. This is a perfect match for both sides.”

Michael Wilhelm, the Chairman of the Management Board (CEO) of Sunways is also upbeat on the transaction. “We are happy that we have found in LDK a strategic anchor investor who shares our vision of the photovoltaic future and with whom we were able to develop over many years of intensive cooperation a relationship of trust with the highest appreciation and respect.”

About LDK Solar (NYSE: LDK)

LDK Solar Co., Ltd. (NYSE: LDK) is a leading vertically integrated manufacturer of photovoltaic (PV) products. LDK Solar manufactures polysilicon, mono and multicrystalline ingots, wafers, cells, modules, systems, power projects and solutions. LDK Solar’s headquarters and principal manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California. For more information about LDK Solar and its products, please visit www.ldksolar.com.

About Sunways AG

Since its founding in 1993, Sunways AG, Konstanz/Germany, has evolved into a technology leader in the photovoltaic industry serving international markets. With silicon-based solar cells, inverters, solar modules and solar systems, the company offers all components required for high-yield photovoltaic power generation, and provides photovoltaic solutions tailored to customers’ needs (transparent and colored solar cells, building-integrated photovoltaic installations).

Sunways Production GmbH in Arnstadt/Germany is a subsidiary of Sunways AG; in addition, the group has branch offices in Barcelone/Spain and Bologna/Italy. In 2010, Sunways AG with about 340 employees realized sales of around €220 million.

The shares of Sunways AG are listed at the Frankfurt Stock Exchange (SWW:GR, SWWG.DE, ISIN DE0007332207).

For further information, please visit www.sunways.eu/en.

Safe Harbor Statement for LDK Solar

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing projects, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the PV industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.

For more information contact:

Lisa Laukkanen

The Blueshirt Group for LDK Solar

lisa@blueshirtgroup.com

+1-415-217-4967

Jack Lai

Executive VP and CFO

LDK Solar Co., Ltd.

IR@ldksolar.com

+1-408-245-8801

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